SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                                    WHX CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   929248 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 1, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

                            Exhibit Index on Page 10
--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 2 of 12  Pages
----------------------------------              --------------------------------

================================================================================
     1              NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             Ronald LaBow
--------------------------------------------------------------------------------
     2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
     3              SEC USE ONLY

--------------------------------------------------------------------------------
     4              SOURCE OF FUNDS*
                             OO
--------------------------------------------------------------------------------
     5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
     6              CITIZENSHIP OR PLACE OR ORGANIZATION

                             USA
--------------------------------------------------------------------------------
 NUMBER OF                  7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                  --------------------------------------------------------------
                            8          SHARED VOTING POWER

                                                1,029,483(a)
                  --------------------------------------------------------------
                            9          SOLE DISPOSITIVE POWER

                                                -0-
                  --------------------------------------------------------------
                           10          SHARED DISPOSITIVE POWER

                                                1,029,483(a)
--------------------------------------------------------------------------------
     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON
                                      1,029,483(a)
--------------------------------------------------------------------------------
     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      5.0%
--------------------------------------------------------------------------------
     14             TYPE OF REPORTING PERSON*

                             IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------
(a) Includes presently exercisable options held by WPN Corp. to purchase 917,833 shares of Common Stock.

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 3 of 12  Pages
----------------------------------              --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Stewart E. Tabin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               233,334(a)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           1,029,483(b)
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           233,334(a)
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           1,029,483(b)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                 1,262,817(c)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 6.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(a)      Represents presently exercisable options.

(b) Includes presently exercisable options held by WPN Corp. to purchase 917,833 shares of Common Stock.

(c) Includes presently exercisable options to purchase 917,833 shares of Common Stock.

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 4 of 12  Pages
----------------------------------              --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Neale X. Trangucci
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) /X/
                                                                   (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        USA
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               233,334(a)
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           1,029,483(b)
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           233,334(a)
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           1,029,483(b)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                 1,262,817(c)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 6.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(a)      Represents presently exercisable options.

(b) Includes presently exercisable options held by WPN Corp. to purchase 917,833 shares of Common Stock.

(c) Includes presently exercisable options to purchase 917,833 shares of Common Stock.

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 5 of 12  Pages
----------------------------------              --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        WPN Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                                    (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                        AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                            / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                        NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
                       8          SHARED VOTING POWER

                                           1,029,483(a)
              ------------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
              ------------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           1,029,483(a)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,029,483(a)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
(a) Includes presently exercisable options held by WPN Corp. to purchase 917,833 shares of Common Stock.

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 6 of 12  Pages
----------------------------------              --------------------------------


         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           SECURITY AND ISSUER

                  The class of equity securities to which this Statement relates is the Common Stock, $.01 par value of WHX Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 110 East 59th Street, New York, New York 10022, telephone (212) 355-5200.

Item 2.           IDENTITY AND BACKGROUND

                  (a) This Statement is being filed by WPN Corp., a New York corporation ("WPN"), Ronald LaBow, Stewart E. Tabin and Neale X. Trangucci. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons". By virtue of their positions with WPN, Messrs. LaBow, Tabin and Trangucci have the shared power to vote and dispose of the Issuer's Shares owned by WPN. Accordingly, the Reporting Persons are hereby filing a joint
Schedule 13D.

                  (b) The principal business address of WPN is 126 Lower Broadford Road, Bellevue, Idaho 83313. The principal business address of Messrs. LaBow, Tabin and Trangucci is 110 East 59th
Street, New York, New York 10022.

                  (c) The principal business of WPN is the investment in securities. The principal occupations of each of Messrs. LaBow, Tabin and Trangucci is an investor.

                  (d) Mr. LaBow is the sole shareholder of WPN. The officers of WPN are Ronald LaBow, its President, Stewart E. Tabin, its Vice-President and Neale X. Trangucci, its Secretary and Treasurer. WPN's directors are Messrs. LaBow, Tabin and Trangucci, each of whom are citizens of the United States and each of whom have as their business address: c/o Stonehill Investment Corp., 110 East 59th Street, New York, New York 10022. Mr. LaBow has been a Director and Chairman of the Board of the Issuer since June, 1994. Messrs. Tabin and Trangucci are investors and are officers of Stonehill, a merchant banking firm, and are each an Assistant Treasurer of the Issuer.

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 7 of 12  Pages
----------------------------------              --------------------------------


Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  WPN is the owner of 111,650 shares of Common Stock of the Issuer. The aggregate purchase price of such shares was $837,375 and was received as a result of a partnership distribution. The balance of the shares of Common Stock owned by the Reporting Persons represent presently exercisable options to purchase shares of Common Stock of the Issuer.

Item 4.           PURPOSE OF TRANSACTION

                  WPN intends to hold its shares of Common Stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and may decide to increase or decrease such investment, including through the exercise of options. The extent of any such increase or decrease would depend upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors, including the obtaining of any necessary regulatory approvals. Except as otherwise indicated in this Item 4, the Reporting Persons have no plans or proposals with respect to the Issuer that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 19,634,117 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of December 1, 1997.

                  (b) As of the close of business on December 1, 1997, WPN beneficially owns 1,029,483 Shares of Common Stock and presently exercisable options to purchase 917,833 Shares of Common Stock, constituting approximately 5.0% of the Shares outstanding. In addition, each of Messrs. Tabin and Trangucci own presently exercisable options to purchase 233,334 Shares of Common Stock, constituting approximately 1.1% of the Shares of Common Stock outstanding. Messrs. LaBow, Tabin and Trangucci may be deemed to beneficially own all shares owned by WPN by virtue of their authority to vote and dispose of such Shares. Because Messrs. LaBow, Tabin and Trangucci are officers and directors of WPN, each could be deemed to exercise indirect power to vote and dispose of the Shares held by WPN. Messrs. Tabin and Trangucci disclaim beneficial ownership of all Shares of Common Stock owned by WPN since Mr. LaBow is the sole stockholder of WPN.

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 8 of 12  Pages
----------------------------------              --------------------------------

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. Except as described herein, neither the Reporting Persons nor any persons named in response to paragraph (a) of this Item 5 has effected any transactions in the shares of Common Stock during the past 60 days.

                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e)      Not applicable.


Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                  OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                  OF THE ISSUER


                  Not applicable.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS
                  1.       Joint Filing Agreement

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 9 of 12  Pages
----------------------------------              --------------------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/ RONALD LABOW
                                             ----------------------------------
                                             RONALD LABOW


                                             /s/ STEWART E. TABIN
                                             ----------------------------------
                                             STEWART E. TABIN


                                             /s/ NEALE X. TRANGUCCI
                                             ----------------------------------
                                             NEALE X. TRANGUCCI


                                             WPN CORP.


                                             By: /s/ Ronald LaBow
                                                -------------------------------
                                                Ronald LaBow
                                                President


Dated: December 11, 1997

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 10 of 12  Pages
----------------------------------              --------------------------------


                                  EXHIBIT INDEX



         DOCUMENT                                            PAGE NUMBER
         --------                                            -----------

I.       Joint Filing Agreement                                 11

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 11 of 12  Pages
----------------------------------              --------------------------------



                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 11, 1997 (including amendments thereto) with respect to the Common Stock of WHX Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 11, 1997                    WPN CORP.


                                            By:/s/ Ronald LaBow
                                               --------------------------------
                                               Ronald LaBow
                                               President


                                            /s/ RONALD LABOW
                                            -----------------------------------
                                            RONALD LABOW


                                            /s/ STEWART E. TABIN
                                            -----------------------------------
                                            STEWART E. TABIN


                                            /s/ NEALE X. TRANGUCCI
                                            -----------------------------------
                                            NEALE X. TRANGUCCI

----------------------------------              --------------------------------
CUSIP No. 929248 10 2                  13D           Page 12 of 12  Pages
----------------------------------              --------------------------------


                                   SCHEDULE A


DATE OF TRANSACTION           NUMBER OF SHARES         PURCHASE OR SALE
-------------------           ----------------         ----------------

         12/1/97                  333,333              Grant of Option(a)

         12/5/97                   10,000              Gift(b)


--------
(a) Presently Exercisable Portion of Option Approved by the Stockholders of the Issuer on December 1, 1997.

(b)      Charitable Gift.